Exhibit 12.1
PRUDENTIAL FINANCIAL, INC.
RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended	Six Months Ended	Year Ended December 31,
	June 30, 2017	June 30, 2017	2016	2015	2014	2013	2012
		($ in millions)
Earnings:
Income (loss) from continuing operations before income taxes (1)	$622	$2,392	$5,710	$7,711	$1,715	$(1,712)	$737
Less:
Undistributed income (loss) of investees accounted for under the equity method	193	338	12	(280)	134	223	107
Interest capitalized	0	0	0	0	0	0	0

Adjusted earnings	429	2,054	5,698	7,991	1,581	(1,935)	630

Add fixed charges:
Interest credited to policyholders’ account balances	947	1,887	3,761	3,479	4,263	3,111	4,234
Gross interest expense (2)	329	654	1,324	1,328	1,934	1,419	1,389
Interest component of rental expense	22	43	84	77	75	85	96

Total fixed charges	1,298	2,584	5,169	4,884	6,272	4,615	5,719

Total earnings plus fixed charges	$1,727	$4,638	$10,867	$12,875	$7,853	$2,680	$6,349

Ratio of earnings to fixed charges (3)	1.33	1.79	2.10	2.64	1.25	0.00	1.11

(1)	Excludes earnings attributable to noncontrolling interests.
(2)
Interest expense on short-term and long-term debt, including interest expense of securities businesses reported in “Net investment income” in the Consolidated Statements of Operations, capitalized interest and amortization of debt discounts and premiums. Interest expense does not include interest on liabilities recorded under the authoritative guidance on accounting for uncertainty in income taxes. The Company’s policy is to classify such interest in income tax provision in the consolidated statements of operations.

(3)
Due to the Company’s loss for the twelve months ended December 31, 2013, the ratio coverage was less than 1:1 and is therefore not presented. Additional earnings of $1,935 million would have been required for the twelve months ended December 31, 2013, to achieve a ratio of 1:1.